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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                            DAYTON HUDSON CORPORATION
    -------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

               MINNESOTA                                 41-0215170
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



           777 NICOLLET MALL
         MINNEAPOLIS, MINNESOTA                           55402
----------------------------------------             ---------------
(Address of principal executive offices)                (Zip Code)


         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

         Securities Act registration statement file number to which this form relates: N/A (if applicable).
        -----

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class           Name of each exchange on which each
         to be so registered                class is to be registered
          PREFERRED SHARE                    NEW YORK STOCK EXCHANGE
          PURCHASE RIGHTS                        PACIFIC EXCHANGE
         --------------------          -----------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:


                                      NONE
                                (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Effective May 17, 1999, Dayton Hudson Corporation amended the Rights Agreement dated as of September 11, 1996 between Dayton Hudson and First Chicago Trust Company of New York, as Rights Agent.

     The amendment to the Rights Agreement, among other things, effected the following changes:

     (1) Eliminated the flexible redemption window from the Rights Agreement, which permitted Dayton Hudson's board of directors to redeem the rights for a limited period of time after a triggering event (that is, after a person had acquired 20% or more of Dayton Hudson's outstanding shares) if a majority of the directors were "continuing directors."

     (2) Added certain provisions that address inadvertent triggering of the rights.

     The foregoing summary of the amendment is not complete and is qualified in its entirety by reference to the First Amendment to Rights Agreement, which is attached as an exhibit hereto and incorporated by reference herein.

ITEM 2. EXHIBITS.

     1. First Amendment to Rights Agreement dated as of May 17, 1999 between Dayton Hudson Corporation and First Chicago Trust Company of New York, as Rights Agent.


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Dayton Hudson Corporation



Dated:  May 17, 1999         By: /s/ James T. Hale
                                -----------------------------------------------
                                James T. Hale, Senior Vice President, General
                                 Counsel and Secretary


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                                                                       EXHIBIT 1

                       FIRST AMENDMENT TO RIGHTS AGREEMENT


     This Amendment is made as of May 17, 1999 between Dayton Hudson Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, a New York corporation (the "Rights Agent"), to the Rights Agreement dated as of September 11, 1996 (the "Original Agreement") between the Company and the Rights Agent.

     Whereas, the Company and the Rights Agent have entered into the Original Agreement; and

     Whereas, the Board of Directors of the Company has determined to amend the Original Agreement in accordance with Section 27 thereof.

     Accordingly, in consideration of the premises and the mutual agreements set forth in this Amendment, the parties hereby agree as follows:

     1. Section 1(a) of the Original Agreement is hereby amended in its entirety to read as follows:

          (a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the Common Shares then outstanding, but shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or (iv) any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more of the Common Shares of the Company then outstanding; PROVIDED, HOWEVER, that if a Person, together with all Affiliates or Associates of such Person, shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding by reason of share acquisitions by the Company and shall, after such share acquisitions by the Company, become the Beneficial Owner of any additional Common Shares of the Company and, immediately after becoming the Beneficial Owner of such additional Common Shares, such Person shall, together with all Affiliates and Associates of such Person, be the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding, then such Person (unless such Person shall be (1) the Company, (2) any Subsidiary of the Company, (3) any employee benefit plan of the Company or of any Subsidiary of the Company, or (4) any entity holding Common Shares for or pursuant to the terms of any such plan described in clause


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     (3) of this sentence) shall be deemed to be an "Acquiring Person." An entity other than the Company or any Subsidiary of the Company holding Common Shares for or pursuant to the terms of an employee benefit plan of the Company or of any Subsidiary of the Company and in addition being the Beneficial Owner of Common Shares that are not held for or pursuant to the terms of any such plan shall be deemed to constitute an Acquiring Person, notwithstanding anything herein stated, if, but only if, it, together with its Affiliates and Associates, shall be the Beneficial Owner of 20% or more, exclusive of those Common Shares held by it for or pursuant to the terms of any such plan, of the Common Shares then outstanding. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph
     (a), has become such inadvertently (including, without limitation, because
     (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an "Acquiring Person" or (B) such Person was aware of the extent of its Beneficial Ownership but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

     2. Section 3(a) of the Original Agreement is hereby amended in its entirety to read as follows:

        Section 3. ISSUE OF RIGHT CERTIFICATES. (a) Until the earlier of (i) the Close of Business on the 15th day after the Shares Acquisition Date or (ii) the Close of Business on the 15th day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) of, or of the first public announcement of the intention of any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) to commence (which intention shall not have been withdrawn within five business days (as defined in Rule 14d-1 of the General Rules and Regulations under the Exchange Act) after such public announcement), a tender or exchange offer the consummation of which would result in any Person (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the


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     terms of any such plan) becoming the Beneficial Owner of Common Shares aggregating 30% or more of the outstanding Common Shares (including any such date that is after the date of this Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates where the context so requires) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more Right Certificates, in substantially the form of Exhibit B hereto (the "Right Certificates"), evidencing one Right for each Common Share so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

     3. Section 11(a)(ii) of the Original Agreement is hereby amended in its entirety to read as follows:

          (ii) Subject to Section 24 of this Agreement, in the event any Person shall become an Acquiring Person, each holder of a Right, subject to paragraph 11(a)(iii) and except as provided below, shall thereafter have a right to receive, upon exercise thereof by payment of the amount equal to the product of the number of one three-hundredths of a Preferred Share which would otherwise be issuable upon exercise of a Right and the then current Purchase Price in accordance with the terms of this Agreement, in lieu of Preferred Shares, such number of Common Shares as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one three-hundredths of a Preferred Share for which a Right would otherwise be then exercisable and dividing that product by (y) 50% of the then current per share market price of the Common Shares (determined pursuant to Section 11(d) hereof) on the date of the occurrence of such event; PROVIDED, HOWEVER, that if the transaction that would otherwise give rise to the foregoing adjustment is also subject to the provisions of
     Section 13 hereof, then only the provisions of Section 13 hereof shall apply and no adjustment shall be made pursuant to this Section 11(a)(ii). Notwithstanding the foregoing, in the event any Person shall become an Acquiring Person, any Rights that are or, after becoming an Acquiring Person, were beneficially owned by an Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall become null and void at the time of such event without any further action and no holder of such Rights shall thereafter have any right to exercise such Rights or any other rights whatsoever with respect to such


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     Rights, whether under any provision of this Agreement or otherwise. No
     Right Certificate shall be issued pursuant to Section 3 hereof that represents Rights beneficially owned by an Acquiring Person or any Associate or Affiliate of any Acquiring Person whose Rights would be void pursuant to the preceding sentence; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof shall be cancelled. The Company shall use all reasonable efforts to insure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of a Right Certificate or other Person as a result of its failure in good faith to make any determinations with respect to an Acquiring Person or its Affiliates or Associates.

     4. Section 23(b) of the Original Agreement is hereby amended in its entirety to read as follows:

          (b) The Board of Directors of the Company may, at its option, at any time prior to the earlier of (x) such time as a Person becomes an Acquiring Person or (y) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after September 11, 1996 (such redemption price being hereinafter referred to as the "Redemption Price"). The Redemption Price shall be payable in cash by the Company. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Except for the obligation of the Company to pay the Redemption Price, the Board of Directors of the Company and the Company shall not have any liability to any Person as a result of the redemption of Rights pursuant to the terms of this Section 23.

     5. Section 27 of the Original Agreement is hereby amended in its entirety to read as follows:

          Section 27. SUPPLEMENTS AND AMENDMENTS. The Company may and the Rights Agent shall, if so directed by the Company, from time to time supplement or amend this Agreement without the approval of any holders of Common Shares or Right Certificates in order (i) to cure any ambiguity, or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (ii) prior to the Distribution Date and except as hereafter provided, to otherwise change or supplement any provision in this Agreement in any manner which the Company may deem


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     necessary or desirable, or (iii) following the Distribution Date, to otherwise change or supplement any provision in this Agreement in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than Right Certificates evidencing Rights that shall have become null and void pursuant to Section 11(a)(ii) hereof); PROVIDED, HOWEVER, that unless also approved by holders of a majority of the shares of Common Stock voting for or against a proposed supplement or amendment at an annual or special meeting of the shareholders of the Company held prior to the Distribution Date, no supplement or amendment shall be made to this Agreement that changes the Purchase Price, the Redemption Price, the number and type of shares for which a Right is exercisable (except, in each case, for adjustments that are expressly provided for herein), the Final Expiration Date, the 20% threshold included in Section 1(a) hereof or the provisions set forth in Sections 1(i) or 23(c) hereof.

     6. The Original Agreement shall remain in full force and effect without amendment, except for this Amendment and any other amendment made in accordance with Section 27 of the Agreement. All terms used in this Amendment that are defined in the Original Agreement but are not defined herein shall have the meanings ascribed to them in the Original Agreement. The Summary of Rights contained in Exhibit C to the Original Agreement is a summary of the Original Agreement without regard to this Amendment and does not limit or affect this Amendment in any way. All references in the Original Agreement to "this Agreement," "the Agreement," or "hereof" and all references in this Amendment to the Agreement shall hereafter be deemed to be references to the Original Agreement as amended by this Amendment and any other amendment made in accordance with Section 27 of the Agreement. Without limiting anything stated in the Original Agreement, all references in the Original Agreement to (a) adjustments in the number of fractional Preferred Shares purchasable upon the exercise of a Right or (b) any other adjustments resulting from a dividend on Common Shares payable in Common Shares or a subdivision, combination, or consolidation of Common Shares or other events occurring "after the date of this Agreement," "after the date of the Agreement," or "after the date hereof" shall be deemed to be references to adjustments resulting from occurrences after September 11, 1996, the date of adoption of the Original Agreement. Accordingly, the two-for-one subdivision of Common Shares effected on April 30, 1998 shall constitute such an event occurring "after the date of this Agreement," "after the date of the Agreement," and "after the date hereof."


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         In witness whereof, the parties have caused this Amendment to be duly executed as of the date first above written.

                   DAYTON HUDSON CORPORATION


                   By    /s/ James T. Hale
                     --------------------------------------------------------
                   Its Senior Vice President, General Counsel and Secretary
                      -------------------------------------------------------



                   FIRST CHICAGO TRUST COMPANY
                     OF NEW YORK


                   By   /s/ Thomas McDonough
                     --------------------------------------------------------
                   Its  Assistant Vice President
                      -------------------------------------------------------



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